March 25, 2026

Li Wai Chung
Chief Executive Officer and President
FiEE, Inc.
Flat A1, 29/F, Block A, TML Tower
3 Hoi Shing Road, Tsuen Wan, Hong Kong

       Re: FiEE, Inc.
           Draft Registration Statement on Form S-3
           Submitted March 13, 2026
           CIK No. 0001467761
Dear Li Wai Chung:

       We have reviewed your draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3
General

1. We note that beginning in March 2025, the Company has derived all its revenues from
       Hong Kong. Please revise your filing to provide specific and prominent disclosures about the legal and operational risks associated with having your business in this location, consistent with the guidance in our Sample Letter to Companies Regarding China-
       Specific Disclosures and our Sample Letter to China-Based Companies, which were posted to our website July 17, 2023, and on December 20, 2021.
 March 25, 2026
Page 2

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology